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------                                              --------------------------
FORM 4/A                                                   OMB APPROVAL
------                                              --------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Enron Corp.                                   EOTT Energy Partners, L.P. (NYSE: EOT)        to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
    1400 Smith Street                             Person, if an entity       September 2001     ----        title ---       below)
---------------------------------------------     (Voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
  Houston            TX           77002-7369           47-0255140            Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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                                                                                                                          Indirect,
                                                                                                                          through
                                                                                                                          Timber I,
    Common Units(1)              9/28/01     S(2)        3,276,483  D        (3)             328               I          L.L.C.
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                                                                                                                          Indirect,
                                                                                                                          through
                                                                                                                          Timber I,
    Subordinated Units(4)        9/28/01     S(2)        6,999,300  D        (3)             700               I          L.L.C.
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                                                                                                                          Indirect,
                                                                                                                          through
                                                                                                                          Timber I,
    APIs(5)                      9/28/01     S(2)       $9,317,281  D        (3)            $932               I          L.L.C.
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(1) All of the Common Units in which Enron Corp. has a beneficial interest were transferred by Enron Northwest Assets, LLC, a wholly-owned subsidiary of Enron Corp., to Timber I, LLC prior to the issuance of Class B interests in Timber I, LLC.
(2) Enron Corp. is the owner of the voting, controlling Class A interests in Timber I, LLC. By means of the issuance of non-voting, non-controlling Class B interests in Timber I, LLC, Enron Corp. disposed of 99.99% of its pecuniary interest in
3,276,811 Common Units, 7,000,000 Subordinated Units and $9,318,213 in APIs. Enron Corp., as sole manager, remains the beneficial owner of all such securities pursuant to Rule 13d-3 because it retains both voting and investment power over the securities, and
Enron Corp. retains a .01% pecuniary interest in such securities.
(3) The price for such sale has not yet been determined but will be established on or prior to March 31, 2002.
(4) All of the Subordinated units in which Enron Corp. has a beneficial interest were transferred by EOTT Energy Corp., a wholly-owned subsidiary of Enron Corp., to Timber I, LLC prior to the issuance of Class B interests in Timber I, LLC. Under the partnership agreement of the issuer, the Subordinated Units are convertible, if ever, only if certain tests are met, and therefore the Subordinated Units could remain outstanding throughout the life of the issuer. Because the conversion tests have not been met and may not be met, these securities are not treated as derivative securities for purposes of this report.
(5) All of the APIs in which Enron Corp. has a beneficial interest were transferred by Enron Corp. to Timber I, LLC prior to the issuance of Class B interests in Timber I, LLC.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

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
FORM 4/A (CONTINUED)      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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   Financial Swap              (6)        9/28/01    P          (7)            9/28/01 9/26/03   Common     3,178,189       (8)
                                                                                                 Units
                                                                                                 Sub-
                                                                                                 ordinated
                                                                                                 Units      6,789,321
                                                                                                 APIs      $9,037,763
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   Call Options(10)          $5.57                                              (11)   10/01/05  Sub-
                                                                                                 ordinated
                                                                                                 Units         80,000
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   Call Options(12)          $5.57                                              (13)   01/01/05  Sub-
                                                                                                 ordinated
                                                                                                 Units         80,000
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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      (9)                      I                       By Enron North
                                                       America Corp.,
                                                       a wholly-owned
                                                       subsidiary
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      (9)                      D


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      (9)                      D


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(6) The fixed price for such derivative security has not yet been determined but will be established on or prior to March 31, 2002.
(7) Pursuant to the financial swap, the counterparty is required to pay to Enron North America Corp., a wholly-owned subsidiary of
Enron Corp., the excess, if any, of the prices of the underlying securities (as determined in accordance with the swap agreement)
over the fixed price, and Enron North America Corp. is required to pay to the counterparty the excess, if any, of the fixed price over the prices of the underlying securities (as determined in accordance with the swap agreement).
(8) The consideration for the financial swap was the agreement of the counterparty therein.
(9) The financial swap and the call option are the only derivative securities involving issuer securities in which Enron Corp.
has a pecuniary interest. As a result of the financial swap, Enron has a pecuniary interest in the Common Units, Subordinated
Units and APIs underlying the financial swap as shown in column 7, which amount exceeds the securities underlying its short call option position.
(10)  Consists of short call options (i.e. Enron Corp. is required to sell upon exercise of the options by the option holders) that were granted on October 1, 2000  to an employee of EOTT Energy Corp. pursuant to a compensation agreement.
(11) The options will vest as to 50% of the Subordinated Units on the day after certain conditions are met if such date occurs prior to October 2, 2003, and as to the remaining 50% on the day certain other conditions are met if such date occurs prior to
October 2, 2003.
(12)  Consists of short call options (i.e. Enron Corp. is required to sell upon exercise of the options by the option holders) that were granted on April 14, 2000  to an employee of EOTT Energy Corp. pursuant to a compensation agreement.
(13) The options will vest as to 50% of the Subordinated Units on the day after certain conditions are met if such date occurs prior to January 2, 2003, and as to the remaining 50% on the day certain other conditions are met if such date occurs prior to
January 2, 2003.


                                                                                          /s/ REX R. ROGERS               10/23/2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------   ----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date
                                                                                            By:  Rex R. Rogers
                                                                                            Title: Vice President &
                                                                                                   Associate General Counsel
                                                                                            For: Enron Corp.

Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
